CERTIFICATE OF QUALIFIED PERSON

I, Robert F. Brown, 3977 Westridge Ave., West Vancouver, B.C., Canada, as an the author of this report “NI43-101 Report on the TOPIA Mine Mineral Resource Estimates, as of NOVEMBER 30TH, 2014” prepared for Great Panther Silver Limited., dated July 6, 2015, do hereby certify that;

1.	I am a graduate of the Queen’s University at Kingston, Ontario (1975) and hold a B. Sc. degree in Geology.

2.	I am presently employed as VP Exploration for Great Panther Silver Limited.

3.	I have been employed in my profession by various companies since graduation in 1975.

4.	I am a registered Professional Engineer with Association of Professional Engineers and Geoscientists of B.C. since 1982.

5.

I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. My relevant experience includes practice as a geologist in the fields of exploration,resource definition and estimation, and mining on projects at various stages of development (green-fields through to established operation) within Mexico, Canada, and USA. I have worked primarily with gold and silver deposits hosted within various geological environments in both open pit and underground operating environments.

6.	I have visited the Topia Mine on numerous occasions since 2004, most recently from February 11th to 14th, 2015.

7.	I am the author responsible for all sections of this report.

8.

To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

9.	I am not independent of Great Panther Silver Limited as defined in Section 1.5 of NI 43-101 as I was appointed VP Exploration in April of 2004.

10.	I have read NI 43-101 and NI 43- 101F1 and have prepared the technical report in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

“Robert F. Brown”
Robert F. Brown, P. Eng., B.C.

DATED at Vancouver, British Columbia, this 6th day of July, 2015